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MAR 01 2011

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11020233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 395

8-00395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Strategies Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Tryon Street
(No. and Street)

Charlotte (City) NC (State) 28288-1195 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Claus [illegible] 222 9011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedule

December 31, 2010

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

OATH OR AFFIRMATION

I [illegible], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible], as of December 31, 20 [illegible], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE M JOHNSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan 31 2016

Janice M. Johnson
Notary Public

KJ [signature]
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Alternative Strategies Brokerage Services, Inc. (the Company, a wholly owned subsidiary of Wells Fargo Bank, N.A.) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Strategies Brokerage Services, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	23,255,921
Receivables from affiliates (notes 3 and 4)		9,139,239
Other assets (note 4)		469,045
Total assets	$	32,864,205
Liabilities		
Accrued compensation	$	1,203,094
Accounts payable and other accrued expenses		1,269
Total liabilities		1,204,363
Commitments and contingencies (notes 4 and 7)		
Stockholder's Equity		
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 shares		6,693,224
Additional paid-in capital		23,980,472
Retained earnings		986,146
Total stockholder's equity		31,659,842
Total liabilities and stockholder's equity	$	32,864,205

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2010

Revenues:		
Reimbursements	$	5,649,432
Distribution fees		477,471
Other income		496,407
Total revenues		6,623,310
Expenses:		
Compensation and employee benefits (note 5)		3,751,495
Sales promotion		1,143,082
Travel and entertainment		284,394
Regulatory fees		248,756
Occupancy		140,860
Professional fees		110,340
Other		118,733
Total expenses		5,797,660
Income before income tax expense		825,650
Income tax expense (note 4)		536,327
Net income	$	289,323

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2009	$	6,693,224	23,989,156	696,823	31,379,203
Purchase accounting adjustments		—	(8,684)	—	(8,684)
Net income		—	—	289,323	289,323
Balance, December 31, 2010	$	6,693,224	23,980,472	986,146	31,659,842

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	289,323
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of fixed assets		(155,018)
Changes in assets and liabilities:		
Decrease in receivable from affiliates		1,654,548
Decrease in receivable from affiliated mutual funds		387,586
Decrease in other assets		4,040,324
Decrease in accounts payable and accrued expenses		(13,864,599)
Decrease in accrued compensation		(2,787,348)
Net cash used in operating activities		(10,435,184)
Cash flows from investing activities:		
Proceeds from sales of fixed assets		403,939
Net cash provided by investing activities		403,939
Cash flows from financing activities:		
Purchase accounting adjustments		(8,684)
Net cash used in financing activities		(8,684)
Decrease in cash and cash equivalents		(10,039,929)
Cash and cash equivalents, beginning of year		33,295,850
Cash and cash equivalents, end of year	$	23,255,921
Supplemental disclosures:		
Income tax refunded, net of payments	$	620,320
Interest paid		

See accompanying notes to financial statements.

(1) Organization

Alternative Strategies Brokerage Services, Inc. (ASBSI or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association and a wholly owned subsidiary of Wells Fargo and Company (WFC). Prior to January 4, 2010, ASBSI operated as Evergreen Investment Services, Inc. (EIS), a wholly owned subsidiary of Evergreen Investment Company, Inc., and served as distributor of the Evergreen mutual funds. As part of Wells Fargo management's ongoing efforts to streamline its business since the acquisition of Wachovia Bank and its subsidiaries on December 31, 2008, the EIS distributor function was transferred from EIS to an affiliate of EIS at the end of 2009. Then, on January 4, 2010, EIS was renamed ASBSI and repurposed to become the broker-dealer of Alternative Strategies Group, Inc. (ASGI).

ASBSI is registered as a broker-dealer under the Securities Exchange Act of 1934. ASBSI provides investor and wholesaling services for private investment funds sponsored and managed by ASGI and by its affiliate, Wells Fargo Alternative Asset Management LLC, as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(1). During the year ended December 31, 2010 the Company was in compliance with the conditions for the exemption.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Management has considered the circumstances under which the Company should recognize or make disclosures regarding events or transactions occurring subsequent to the balance sheet date through February 25, 2011 which represents the date the financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in these financial statements. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are comprised of shares of an affiliated money market mutual fund.

(b) Income Taxes

The Company's results for the year ended December 31, 2010 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax

returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes*, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(c) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Reimbursement Policy

The Company operates principally for the benefit of ASGI. Effective January 4, 2010, the Company entered into a Loss Indemnification Agreement with ASGI in order to meet its financial obligations as servicer and wholesaler of funds sponsored and managed by ASGI, as well as to meet its capital requirements as a registered broker-dealer. Under this agreement, ASGI reimburses the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are included in total revenues on the statement of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) Receivable from/Payable to Affiliate

The Company invests cash not required for direct operational needs in other affiliated entities. Interest income of $5,218 was earned on amounts due from affiliates during 2010 and is included in

$496,407 of other income on the statement of operations. As of December 31, 2010, the Company was in a net receivable position, with an outstanding balance of $3,778,344. The Company also maintains a revolving line of credit with Wells Fargo Bank N.A., on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $70 million. The outstanding balance was zero as of December 31, 2010.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(b) Corporate Overhead

As a service to its subsidiaries, WFB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including ASBSI, are charged monthly for their pro rata share of these services as corporate overhead.

(c) Other Income

Dividends earned on cash balances invested in affiliated money market funds and interest earned on receivables from affiliates are included in other income on the statement of operations.

(4) Income Taxes

The provision for income tax expense (benefit) for the year ended December 31, 2010 is presented below:

		Federal	State	Total
Current income tax expense (benefit)	$	(2,995,902)	38,065	(2,957,837)
Deferred income tax expense		3,182,630	311,534	3,494,164
Total income tax expense (benefit)	$	186,728	349,599	536,327

The reconciliation of federal income tax rates and amounts with the effective income tax rates and amounts for the year ended December 31, 2010 is presented below:

		Amount	Percentage of pre-tax income
Tax benefit at federal income tax rate	$	288,978	35.0%
Entertainment disallowance		20,532	2.5
State income tax, net of federal effect		265,305	32.1
Change in deferred tax asset valuation allowance		(38,065)	(4.6)
Other		(423)	(0.1)
Total income tax expense	$	536,327	64.9%

(Continued)

At December 31, 2010, the Company had an income tax receivable of $3,736,058 record in receivables from affiliates on the statement of financial condition.

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2010 are presented below:

Deferred income tax assets:		
Deferred compensation	$	498,280
Net operating loss carryforwards		124,786
Other		31,686
Deferred income tax assets		654,752
Deferred income tax assets valuation allowance		(136,674)
Net deferred income tax assets		518,078
Deferred income tax liabilities:		
Fixed asset depreciation		(90,859)
Deferred income tax liabilities		(90,859)
Net deferred income tax assets	$	427,219

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $136,674 as of December 31, 2010 was established related to certain state deferred income tax assets not expected to be utilized. The net deferred income tax asset of $427,219 is recorded in other assets on the statement of financial condition.

At December 31, 2010, the Company has state net operating loss carryovers with related deferred income tax assets of approximately $124,786. The state net operating losses expire, if not utilized, in varying amounts through 2030.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2010 and the balance of accrued interest was $0 at December 31, 2010.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2010, management had not identified any potential

subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2003.

(5) Benefit Plans

Wells Fargo & Company sponsors a noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo; the benefits earned under the Cash Balance Plan were frozen effective July 1, 2009. On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

Wells Fargo & Company also sponsors a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan (401(k) Plan). The Wachovia Savings Plan was merged with the 401(k) Plan effective December 31, 2009. Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally a 100% match up to 6% of an employee's certified compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants. In 2009, the 401(k) Plan was amended to permit Wells Fargo & Company to make discretionary profit sharing contributions.

In addition, Wells Fargo & Company provides health care and life insurance benefits for certain retired employees and reserves the right to terminate, modify or amend any of the benefits at any time.

Total benefits expense for the Company for these plans for the year ended December 31, 2010 was $496,954. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wells Fargo's retirement and postretirement plan calculations and is therefore not available.

(6) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $21,586,440, which was $21,336,440 in excess of its required minimum net capital of $250,000.

(7) Regulatory Matters and Litigation

The Company and certain of its affiliates are involved in various legal actions, including private litigation and class action lawsuits.

Three purported class actions have been filed in the U.S. District Court for the District of Massachusetts and have been consolidated by the U.S. District Court into *In re Evergreen Ultra Short Opportunities Fund (Ultra) Securities Litigation*. The plaintiffs filed a consolidated amended complaint on April 30, 2009 against the Company and various of its affiliates that reasserts the allegations and claims from the original class actions. The complaint generally alleges that investors in Ultra suffered losses as result of (i) misleading statements in Ultra's registration statement and prospectus, (ii) the failure to accurately price securities in Ultra at different points in time and (iii) the failure of Ultra's risk disclosures and description of its investment strategy to inform investors adequately of the actual risks of the fund. The case is currently in discovery. Although the amount of any ultimate liability cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Schedule 1

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total stockholder's equity	$	31,659,842
Deductions and/or charges:		
Receivable from affiliates		(9,139,239)
Other assets		(469,045)
Net capital before haircuts on securities positions		22,051,558
Haircut on investment in money market mutual fund		(465,118)
Net capital	$	21,586,440
Aggregate indebtedness:		
Total liabilities	$	1,204,363
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess	$	21,336,440
Ratio of aggregate indebtedness to net capital		0.06 to 1

		Filing	Difference from above
Total stockholder's equity	$	31,136,073	523,769
Deductions and/or charges:			
Receivable from affiliates		(7,942,346)	(1,196,893)
Other assets		(1,285,478)	816,433
Net capital before haircuts on securities positions		21,908,249	143,309
Haircut on investment in money market mutual fund		(465,118)	—
Net capital	$	21,443,131	143,309
Aggregate indebtedness	$	1,347,672	(143,309)
Net capital in excess of requirement		21,193,131	143,309

See accompanying independent auditors' report.

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Alternative Strategies Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

KPMG

effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011